

Mail Stop 3561

September 23, 2009

Mr. Richard Domaleski
Chief Executive Officer
World Energy Solutions, Inc.
44 Main Street
Worcester, MA 01608

>   **Re: World Energy Solutions, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 3, 2009**
>   **File No. 333-136528**

Dear Mr. Domaleski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Jennifer Thompson
Accounting Branch Chief